07021344

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

February 24, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 19	February 24, 2007	Intimating the decisions taken in the meeting of the Board of Directors of the Company held on February 24, 2007

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

dlw 2/28

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

February 24, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023

(Fax No.2272 3121 / 2272 2037)

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051

(Fax No.2659 8237 / 2659 8238)

Dear Sirs,

We wish to inform you that the Board of Directors of the Company at its meeting held today took the following decisions to:

1. Confirm the decision taken on 9th November, 2006 to raise US $ 2 billion to finance the capital expenditure plan for oil and gas business through External Commercial Borrowings by way of debt.

2. Raise further equity by way of preferential issue of 12 crore warrants exercisable into equal number of equity shares of Rs.10 each of the Company to the Promoters as per SEBI guidelines for Preferential Issues, subject to shareholders approval. An amount equivalent to 10% of the price would be paid on allotment of warrants and the remaining 90% would be paid at the time of subscription to equity shares on exercise of rights attached to the warrants within a period of 18 months. On exercise of such rights the paid up capital of the Company will increase from Rs 1393 crores to Rs 1513 crores.

3. Build one of the largest integrated cracker and petrochemicals complex with a total capacity of 2 mmtpa in the SEZ at Jamnagar. This cracker will use refinery off gases and other byproducts as feedstock to manufacture ethylene, propylene and its downstream commodity and speciality derivatives. The proposed facility will be built at a capital cost of US $ 3 billion and is expected to go on stream by 2010 -11. This unique integration with the refinery will place the proposed cracker complex at par with the most efficient producers of olefins and derivatives in the world including those in the Middle East and will enable the Company to achieve one of the most competitive cost positions.

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

4. Appoint Dr. R.A. Mashelkar as an independent director on the Company's board, subject to necessary Government approvals.

   Dr. Mashelkar is an eminent scientist and engineer and has an outstanding academic record and has held several high positions in the field of Science and Technology. Dr. Mashelkar is presently the President of the Indian National Science Academy (INSA) and President of Global Research Alliance, a network of publicly funded R&D institute from Asia Pacific, Europe & U.S.A. with over 60,000 scientists. Dr. Mashelkar was awarded the Padmashri in 1991 and Padmabhushan in 2000, and is the only third Indian engineer to have been elected as Fellow of Royal Society (FRS) London in the twentieth Century.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

END